News Release

CIBC ANNOUNCES SOLID FIRST QUARTER 2003 RESULTS

(Toronto, ON — February 27, 2003) — CIBC (NYSE: BCM, TSX: CM) announced earnings for the first quarter ended January 31, 2003 of $445 million, or $1.11 per share, diluted, compared with a loss of $100 million, or $(0.40) per share, diluted, for the previous quarter and earnings of $333 million, or $0.82 per share, diluted, for the same period a year ago.

     “The results of our Retail & Wealth operations reflect the investment we have made in this area, as these businesses continued to contribute solid earnings this quarter,” said John S. Hunkin, Chairman and Chief Executive Officer. “Despite continued uncertainty in the capital markets, CIBC World Markets generated much improved first quarter earnings. We remain committed to continued improvements in capital and expense management. Actions taken last year are positioning us well for the future. We are intently focused on growing our franchise, shifting our business mix towards retail, and improving efficiency in all our operations.”

     Consumer deposits and balances for cards and mortgages recorded quarter-over-quarter growth. CIBC’s Canadian electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited, also continued to expand, and the wind-down of U.S. electronic banking operations progressed in an orderly fashion. Within CIBC Wealth Management, continued focus on building the strength of our advisory-based distribution channels and developing new products and solutions produced excellent results. In addition, the sale of the Oppenheimer private client and asset management businesses in the U.S. was substantially completed. CIBC’s investment banking operations in Canada again delivered strong results. This, along with good performances in several of our U.S. wholesale businesses, led to solid results for CIBC World Markets.

     “Political, economic and market conditions remain uncertain. However, overall performance in the first quarter was solid, reflecting the underlying strength of our franchise and continued commitment to excellence from our employees,” noted Hunkin. “While we are pleased with results in the first quarter, conditions in wholesale markets remain uncertain. We have therefore positioned ourselves to prudently manage down risk as we reduce capital allocated to our large corporate loan book and reduce the size of our merchant banking portfolio. We remain confident that the strategy we have embarked on is the right one for CIBC and its stakeholders.”

2003 First Quarter Highlights
CIBC Retail Markets

•	Continuing to build market share in mortgages: CIBC moved to second place in residential mortgages as market share increased to 14.5%, up from 14.1% the previous quarter.

•	Strong contribution by cards: CIBC maintained its #1 position in Canada in card purchase volumes with market share of 32%, while market share of card balances outstanding remained strong at 21.4%.

•	Increasing operational capabilities: CIBC’s credit card processing platform was outsourced to Total System Services, Inc., one of the world’s largest processors of credit, debit, commercial and retail cards, giving CIBC advantages of scale and more robust capabilities in an increasingly competitive marketplace.

CIBC First Quarter 2003 News Release

•	Building personal loan balances: Personal loan balances administered for mortgages, loans and cards showed a positive trend, growing to almost $114 billion at quarter end.

•	Growth in President’s Choice Financial customers and funds managed: Quarter-over-quarter, the number of President’s Choice Financial customers grew by 5.4% to 1.1 million. Funds managed also showed strong growth, increasing 6.8% from the previous quarter to $7.5 billion.

•	Continuing to focus on customer service: During the quarter, we continued to enhance our customers’ experience. With initiatives like a simplified business account opening process and remote account opening capabilities, CIBC continues to provide Smart Simple Solutions for customers.

CIBC Wealth Management

•	Sale of Oppenheimer private client and asset management businesses: CIBC substantially completed the sale of its Oppenheimer private client and asset management businesses to Fahnestock Viner Holdings Inc. in early January 2003 for an aggregate consideration of approximately $350 million. The net gain resulting from this transaction was $52 million (pre-tax).

•	Talvest receives top honours: Talvest Fund Management was recognized by the Canadian Investment Awards in two categories: the Talvest Millennium High Income Fund was awarded Canadian Income Trust Fund of the Year for 2002 and the Talvest “Life’s Long. Be Ready” advertising campaign received top honours in the “Best Out-of-Home” marketing category.

•	Growth in Income Trust Funds: CM Investment Management launched the Renaissance Canadian Income Trust Fund II following the capping of the popular Renaissance Canadian Income Trust Fund, currently one of Canada’s largest income trust funds with over $600 million in assets.

•	Industry leader in mutual funds net sales: The CIBC families of mutual funds, which include the CIBC, Renaissance and Talvest Mutual Funds, led the top 5 Canadian bank-owned fund companies in net sales for calendar 2002 with more than $428 million in net sales. In January 2003, these families of funds were, collectively, the industry leader, with $182 million in net sales.

CIBC World Markets

•	New business: CIBC World Markets participated in a number of significant transactions during the quarter, including:

•	Acting as exclusive financial advisor for BCE Inc. with respect to the sale of its telephone directories business for $3 billion, the largest leveraged buyout in Canadian history.

•	Acting as co-lead manager and collateral contributor for two significant U.S. real estate securitization transactions.

•	Acting as exclusive financial advisor to Kinross Gold Corporation on the proposed 3-way merger of Kinross, TVX Gold and Echo Bay Mines, creating the 7th largest gold producer in the world, with a market capitalization of $2.7 billion.

•	Continued strength of the Canadian franchise: As reported by the National Post, CIBC World Markets led the highest number of Canadian equity underwriting deals for the second straight year, with 71 deals totalling $6.5 billion last year.

•	Raising Funds for Children’s Charities: CIBC World Markets, with the assistance of investment professionals around the world, raised a record $19 million on its 18th annual Children’s Miracle Day for children’s charities — the largest single-day fundraising event of its kind.

2   CIBC First Quarter 2003 News Release

Balance Sheet Strength

     CIBC’s balance sheet remains strong. Capital ratios continue to be within our target range. Market risk has been reduced and CIBC continues to proactively manage all of its balance sheet resources. As at January 31, 2003, CIBC’s Tier 1 and total capital were $11.3 billion and $14.9 billion, respectively. The Tier 1 and total capital ratios were 9.0% and 11.9%, respectively, compared with 8.7% and 11.3% at October 31, 2002.

     Gross impaired loans were $2.30 billion, compared to $2.28 billion at October 31, 2002; our allowance for credit losses exceeded our gross impaired loans by $85 million. We again sold loans this quarter to further manage down our risk. We expect our total loan loss provision to be lower this year compared with last year.

Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at (416) 980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Corporate Communications and Public Affairs, at (416) 956-3330, or to Emily Pang, Senior Director of Investor and Financial Communications, at (416) 980-3512.

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s disclosure controls and procedures support the ability of the Chairman and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and disclosure controls and procedures. CIBC’s CEO and CFO will voluntarily certify to the SEC the appropriateness of financial disclosures in this release, including the attached unaudited interim consolidated financial statements. Information contained in or accessible through www.cibc.com, as mentioned in this release, does not form part of the release. Reference to www.cibc.com in this release is an inactive text reference and for the reader’s informational reference only.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward–looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

3   CIBC First Quarter 2003 News Release

MANAGEMENT’S DISCUSSION AND ANALYSIS — CONSOLIDATED OVERVIEW

Results

CIBC’s net income was up $112 million from the first quarter of 2002 and up $545 million from a loss of $100 million for the prior quarter. Earnings per share (EPS), diluted, and return on equity (ROE) were $1.11 and 16.8%, respectively, for the quarter, compared with $0.82 and 12.4% for the first quarter of 2002 and $(0.40) and (6.0)% for the prior quarter.

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Net interest income (TEB)(1)(2)	$1,426	$1,457	$1,475
Non-interest income	1,681	1,065	1,603

Total revenue (TEB)	3,107	2,522	3,078
Provision for credit losses	339	280	540
Non-interest expenses	2,093	2,673	2,161

Income (loss) before taxes and non-controlling interests	675	(431)	377
Income taxes and non-controlling interests	230	(331)	44

Net income (loss)	$445	$(100)	$333

(1)	Taxable equivalent basis (TEB). For a definition of TEB, refer to footnote 1 to Note 9 to the interim consolidated financial statements.

(2)	Net interest income includes a TEB adjustment of $28 million (October 31, 2002: $31 million; January 31, 2002: $31 million).

     The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items — Net income

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Gain on the Oppenheimer sale	$28	$—	$—
Gain from the West Indies combination	—	190	—
Business interruption insurance recovery	11	—	—
Merrill Lynch integration costs	(6)	(13)	(31)
Restructuring charge	—	(323)	—
Events of September 11, 2001	—	(7)	—
Adjustment to future income tax assets	—	52	—

	$33	$(101)	$(31)

Revenue

Net interest income

Net interest income, on a taxable equivalent basis (TEB), was down from the first quarter of 2002 due to lower West Indies revenue as a result of the change to equity accounting, following the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination) in October 2002, and decreases in trading revenue.

     Net interest income (TEB) was down from the prior quarter, primarily due to lower West Indies revenue as noted above.

Non-interest income

Non-interest income was up $78 million from the first quarter of 2002. Lower investment securities gains in merchant banking were more than offset by increased other non-interest income including the pre-tax gain of $52 million (after-tax $28 million) on sale of the Oppenheimer private client and asset management businesses, higher fee revenue related to real estate securitizations and a business interruption insurance claim recovery related to the events of September 11, 2001.

     Non-interest income was up from the prior quarter, which was negatively affected by write-downs to the merchant banking, collateralized debt obligation and high-yield portfolios, partially offset by the pre-tax gain of $190 million (after-tax $190 million) resulting from the West Indies combination. The increase was mainly due to strong levels of origination fees and trading revenue, the gain on the Oppenheimer sale, and the recovery related to the business interruption insurance claim.

Non-interest expenses

CIBC’s non-interest expenses were down from the first quarter of 2002, primarily due to lower Merrill Lynch integration costs, the change to equity accounting for the West Indies and lower ongoing operating expenses due to the Oppenheimer sale in early January 2003. This was partially offset by the ongoing expenses related to the Merrill Lynch businesses acquired in the first quarter of 2002.

     Non-interest expenses were down from the prior quarter, which included the pre-tax restructuring charge of $514 million (after-tax $323 million) and expenses related to the events of September 11, 2001. Excluding these items, non-interest expenses were lower in the current quarter due to the Oppenheimer sale, and lower marketing, project and litigation costs, partially offset by an increase in revenue-related compensation.

Taxes

CIBC’s income tax expense was up from the first quarter of 2002, primarily due to higher earnings and a larger proportion of higher taxable income from North American operations. Tax expense was up from the fourth quarter of 2002 for the same reasons. In addition, tax expense in the fourth quarter of 2002 benefited from the non-taxable gain from the West Indies combination, and the recognition of a

4   CIBC First Quarter 2003

future tax asset of $52 million in respect of certain United Kingdom tax losses relating to prior years.

     CIBC has not provided for a valuation allowance related to future income tax assets, which were $1.84 billion at the quarter-end. CIBC believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration.

Dispositions

In December 2002, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale). The sale was substantially completed in early January 2003. CIBC recognized a net pre-tax gain of $52 million in other non-interest income. As part of the transaction, certain client assets related to the asset management business will be transferred to Fahnestock at a later date subject to regulatory approval. The transfer is expected to be completed by the end of the second quarter of 2003. For further details, refer to Note 2 to the interim consolidated financial statements.

     On October 11, 2002, CIBC and Barclays Bank PLC completed the West Indies combination, which was named FirstCaribbean International Bank LimitedTM (FirstCaribbean). During the quarter, the rights issue available to the public shareholders of FirstCaribbean closed. There was no material impact to CIBC’s equity interest.

     On September 17, 2002, CIBC signed an agreement with Hewlett-Packard (Canada) Co. (HP) to sell CIBC’s 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets. The transaction closed on November 1, 2002, and the impact of the sale was not significant in the quarter. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

Restructuring

In the fourth quarter of 2002, CIBC recorded a restructuring charge of $366 million relating to closing the U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. Significant actions taken under this restructuring program included settlement of contracts with the major U.S. electronic banking alliances, staff reductions in certain businesses, winding down the bizSmart operations, reconfiguration of the branch network and rationalization of business support functions. Approximately 1,200 positions were eliminated in the quarter. These initiatives in total are expected to result in the elimination of approximately 2,700 positions. For details, refer to Note 6 to the interim consolidated financial statements.

Events of September 11, 2001

Management is still in negotiations with the insurers towards reaching a final settlement of the insurance claims relating to the events of September 11, 2001. During the quarter, the business interruption insurance claim was settled for $20 million, and was recorded as other non-interest income.

     In conjunction with the Oppenheimer sale, management reconfigured CIBC’s temporary midtown Manhattan premises as part of the formulation of the New York permanent premises strategy. As a result, CIBC recognized $40 million as part of the total contract termination costs. In addition, CIBC has made the decision not to return to the space previously occupied in One World Financial Center.

Critical accounting policies

A summary of significant accounting policies is presented in Note 1 to the 2002 consolidated financial statements. There were no changes in accounting policies or their methods of application in the first quarter of 2003. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC.

     These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner.

     Critical accounting policies that require management’s judgments and estimates include those relating to valuation of financial instruments, allowance for credit losses, securitizations, valuation of goodwill and other intangible assets, pension and other post-retirement benefits and income taxes (including future income tax assets). For a description of the judgments and estimates involved in the application of these policies, refer to pages 21 to 23 of the 2002 Annual Report.

CIBC First Quarter 2003   5

MANAGEMENT’S DISCUSSION AND ANALYSIS — SEGMENTED

During the quarter, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC has included the Amicus operations in Canada with CIBC Retail Markets-other and in view of the decision to close the U.S. electronic banking operations, these operations are now reported under Corporate and Other.

     During the quarter, CIBC also realigned the following businesses:

•	In an effort to better align customer segment revenue with their risk adjusted financial performance, all revenue, expenses (including loan losses) and balance sheet resources from the lending products business within CIBC Retail Markets are now allocated to customer segments included in the three business lines. Previously, lending products was a separately disclosed business.

•	Within CIBC Retail Markets:

•	Non-urban small business, previously in small business, is now included in personal banking.

•	Insurance and West Indies, previously separately disclosed businesses, are now included in other.

•	Student loans, previously within lending products, is now included in other.

•	Within CIBC Wealth Management:

•	Private client investment was renamed retail brokerage, and global private banking and trust was renamed private wealth management.

•	TAL Private, previously in wealth products, is now included in private wealth management.

•	Discount brokerage, previously in wealth products, is now included in retail brokerage.

     Prior period segmented financial information has been reclassified to reflect these changes.

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

     CIBC’s business lines are supported by four functional groups — Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations, Juniper Financial Corp. (previously included in CIBC World Markets), CIBC Mellon, debentures related to the Oppenheimer sale, and other revenue, expense and balance sheet items not directly attributable to the business lines.

Performance measurements

The principal measurements used by CIBC to assess business line performance include: net income, operating earnings, ROE, which is based on risk-adjusted (economic) capital, and economic profit. Operating earnings exclude from net income items that, in management’s opinion, are unusual in nature. For a detailed discussion of how CIBC reports, refer to page 29 of the 2002 Annual Report.

     From time to time, enhancements are made to CIBC’s economic capital model as part of the risk measurement process. These changes are made prospectively. For 2003, CIBC introduced a number of changes, which have significantly increased capital allocated to the business lines. These changes include the introduction of strategic capital, aimed at those businesses utilizing capital to fund a long-term organic growth strategy or to fund growth through acquisition. In addition, in 2003 CIBC implemented a new methodology for operational risk capital that attributes operational risk capital to the functional groups. This capital is then allocated to the business lines they support. Finally, in 2003 CIBC implemented a new model for the measurement of corporate credit risk capital.

CIBC Retail & Wealth

CIBC Retail & Wealth is the focus of CIBC’s overall strategy of concentrating resources and increasing capital to the retail operations. It is comprised of the CIBC Retail Markets and CIBC Wealth Management business lines.

     The following table sets out net income for CIBC Retail & Wealth.

     While CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking with their retail operations. The following table also sets out the effect of including CIBC’s commercial banking operations under CIBC Retail & Wealth.

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Net income
CIBC Retail Markets	$253	$379	$235
CIBC Wealth Management	121	37	64

	374	416	299
Commercial banking	34	23	—

	$408	$439	$299

6   CIBC First Quarter 2003

CIBC Retail & Wealth — CIBC Retail Markets

CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, internet banking and ABMs, as well as the co-branded retail electronic banking business, President’s Choice Financial (Loblaw Companies Limited).

Ongoing Objectives	Q1 Performance

Achieve ROE of 35%-40%.	ROE was 37.6% for the quarter.

Achieve operating earnings(1) growth of 10% per year.	Operating earnings were up 7.5% from the same quarter last year.

Improve customer loyalty.	The most recent internal customer loyalty survey showed the 12-month average unchanged at 65%.

(1)	Operating earnings exclude items listed in the Unusual items — Net income table below.

Results

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)
Personal banking	$456	$461	$404
Small business banking	138	134	129
Cards	313	324	307
Mortgages	158	191	164
Other	139	286	210

Total revenue (TEB)	1,204	1,396	1,214
Provision for credit losses	138	70	141
Non-interest expenses	708	862	722

Income before taxes and non-controlling interests	358	464	351
Income taxes and non-controlling interests	105	85	116

Net income	$253	$379	$235

Efficiency ratio	58.8%	61.7%	59.5%
ROE	37.6%	68.8%	38.8%
Economic profit	$169	$312	$169

Net income was up $18 million from the first quarter of 2002 and down $126 million from the prior quarter.

     The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items — Net income

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Gain from the West Indies combination	$—	$190	$—
Restructuring charge	—	(41)	—

	$—	$149	$—

Revenue

Revenue in personal banking and small business banking was up from the first quarter of 2002, primarily due to 7% volume growth in loan and deposit balances. Amicus operations in Canada also had higher revenue. These increases were more than offset by lower treasury revenue allocations and a $63 million decline in revenue from West Indies due to the change to equity accounting resulting from the West Indies combination on October 11, 2002.

     Revenue was down from the prior quarter, which included the $190 million gain on the West Indies combination. Revenue from West Indies was down $20 million due to the change to equity accounting noted above. In addition, there were lower gains on sales and hedging in mortgages. These decreases were partially offset by higher treasury revenue allocations.

Provision for credit losses

Provision for credit losses was comparable with the first quarter of 2002 and up from the prior quarter, primarily due to seasonal increases in personal loans, including cards. The prior quarter also benefited from a reversal of credit losses in West Indies as a result of the change to equity accounting.

Non-interest expenses

The West Indies combination reduced non-interest expenses by $41 million from the first quarter of 2002. This decrease was partially offset by higher technology costs in the quarter.

     Non-interest expenses were down from the prior quarter, which included a $66 million restructuring charge. The West Indies combination reduced non-interest expenses by $37 million. Marketing and project costs were also lower in the quarter.

     The regular workforce headcount totalled 18,034 at the end of the quarter, down 2,135 from the first quarter of 2002 mainly due to the exclusion of the West Indies workforce. The regular workforce headcount was down 238 from the prior quarter.

CIBC First Quarter 2003   7

CIBC Retail & Wealth — CIBC Wealth Management

CIBC Wealth Management provides relationship-based advisory sales, service and product solutions to the full spectrum of wealth building clients. The business delivers a wide selection of investment products and services — full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

Ongoing Objectives	Q1 Performance

Achieve operating earnings(1) growth of 10% per year.	Operating earnings were up 4.2% from the same quarter last year.

Increase mutual fund assets by 5% for the year.	Mutual fund assets increased 0.2% in the quarter.

Increase total CIBC Wealth Management non-institutional assets under administration by 4% for the year.	Excluding businesses sold during the year, non- institutional assets under administration decreased by 1% in the quarter.

(1)	Operating earnings exclude items listed in the Unusual items — Net income table below.

Results

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)
Imperial Service	$182	$181	$177
Retail brokerage	367	319	317
Private wealth management	37	39	43
Wealth products	136	140	121
Other	16	(6)	41

Total revenue (TEB)	738	673	699
Provision for credit losses	3	2	3
Non-interest expenses	546	621	604

Income before taxes	189	50	92
Income taxes	68	13	28

Net income	$121	$37	$64

Efficiency ratio	73.9%	92.2%	86.5%
ROE	36.8%	25.3%	43.1%
Economic profit	$80	$20	$48

Net income was up $57 million from the first quarter of 2002 and up $84 million from the prior quarter.

     The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items — Net income

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Gain on the Oppenheimer sale	$28	$—	$—
Merrill Lynch integration costs	(6)	(13)	(31)
Restructuring charge	—	3	—

	$22	$(10)	$(31)

Revenue

Revenue was up from the first quarter of 2002, primarily due to $63 million higher revenue from the sum of:

•	a pre-tax gain of $52 million on the Oppenheimer sale in early January 2003;

•	an additional two months’ revenue related to the Merrill Lynch retail brokerage business acquired on December 28, 2001;

•	an additional three months’ revenue related to the Merrill Lynch asset management business acquired on January 31, 2002; and

•	the loss of one month’s revenue resulting from the Oppenheimer sale.

In addition, lower treasury revenue allocations were partially offset by increased GIC revenue.

     $36 million of the increase in revenue from the prior quarter was due to the net impact of the Oppenheimer sale. In addition, increased mutual fund and treasury revenue allocations were partially offset by lower GIC revenue.

Non-interest expenses

$32 million of the decrease in non-interest expenses from the first quarter of 2002 was due to the sum of:

•	a $41 million decrease in Merrill Lynch integration costs;

•	one less month’s expense resulting from the Oppenheimer sale;

•	an additional two months’ expense related to the Merrill Lynch retail brokerage business; and

•	an additional three months’ expense related to the Merrill Lynch asset management business.

In addition, non-interest expenses were lower due to cost containment activities.

     $63 million of the decrease in non-interest expenses from the prior quarter was due to the impact of lower Merrill Lynch integration costs and the Oppenheimer sale.

     The regular workforce headcount totalled 7,156 at the end of the quarter, down 2,570 from the first quarter of 2002, and down 1,906 from the prior quarter, due to the Oppenheimer sale, integration and cost containment activities, and a re-alignment of staff to corporate infrastructure support.

8   CIBC First Quarter 2003

CIBC World Markets

CIBC World Markets is a full-service investment bank, active throughout North America, with niche capabilities in the U.K. and Asia.

Ongoing Objectives	Q1 Performance

Generate annual net income of $400-$600 million.	Net income of $129 million for the quarter.

Achieve ROE of 15%-20%.	ROE of 11.2% for the quarter.

Results

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)
Capital markets	$420	$264	$438
Investment banking and credit products	495	150	333
Merchant banking	5	(209)	303
Commercial banking	123	113	113
Other	6	(14)	(11)

Total revenue (TEB)	1,049	304	1,176
Provision for credit losses	192	207	393
Non-interest expenses	657	672	660

Income (loss) before taxes and non-controlling interests	200	(575)	123
Income taxes and non-controlling interests	71	(310)	(19)

Net income (loss)	$129	$(265)	$142

Efficiency ratio	62.7%	220.9%	56.1%
ROE	11.2%	(29.3)%	13.2%
Economic profit (loss)	$—	$(387)	$32

Net income was down $13 million from the first quarter of 2002 and up $394 million from the prior quarter.

     The following table contains items that are included in net income and, in management’s opinion, are unusual in nature.

Unusual items — Net income

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Business interruption insurance recovery	$11	$—	$—
Adjustment to future income tax assets	—	52	—
Restructuring charge	—	(36)	—

	$11	$16	$—

Revenue

Revenue was down from the first quarter of 2002, primarily due to market conditions that provided fewer opportunities for merchant banking divestitures. This decrease was partially offset by improved investment banking activities with higher fees in the real estate securitization, mergers and acquisitions, and high-yield businesses and $20 million pre-tax related to the business interruption insurance claim recovery.

     Revenue was up from the prior quarter, which included significant write-downs to the merchant banking, collateralized debt obligation and high-yield portfolios (the latter two items reported within investment banking and credit products). Capital markets also benefited from improved markets for the equity structured products and fixed income businesses.

Provision for credit losses

Provision for credit losses was well below the first quarter of 2002, which included significant provisions related to Enron Corporation and Global Crossing Ltd., and was marginally lower than the prior quarter.

Non-interest expenses

Non-interest expenses were consistent with the first quarter of 2002.

     Non-interest expenses were lower than the prior quarter, which included the results of Juniper Financial Corp. (controlled by CIBC since March 29, 2002 and included in Corporate and Other beginning in the current quarter), a $59 million restructuring charge and higher litigation costs. In addition, cost savings were realized through staff reduction programs implemented in 2002. The decrease was partially offset by higher revenue-related compensation.

     The regular workforce headcount was 2,541 at the end of the quarter, down 338 from the first quarter of 2002 due to the staff reduction programs noted above. The regular workforce headcount was down 590 from the prior quarter, primarily due to staff reduction programs and the transfer of Juniper Financial Corp. to Corporate and Other.

Taxes

Income tax expense for the quarter was higher compared with the first quarter of 2002 as a result of a larger portion of taxable income from North American operations. Similarly, income tax expense was significantly higher than the prior quarter due to higher earnings and the reason noted above. In addition, the prior quarter benefited from the recognition of a $52 million future tax asset in respect of certain United Kingdom tax losses.

CIBC First Quarter 2003   9

Corporate and Other

Corporate and Other comprises the four functional groups — Treasury, Balance Sheet and Risk Management; Administration; Technology & Operations; and Corporate Development — as well as the U.S. electronic banking operations (being wound down), Juniper Financial Corp., CIBC Mellon, and other revenue, expense and balance sheet items not directly attributable to the business lines. Activities of the functional groups on behalf of CIBC as a whole are included in Corporate and Other.

Results

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Total revenue (TEB)	$116	$149	$(11)
Provision for credit losses	6	1	3
Non-interest expenses	182	518	175

Loss before taxes and non-controlling interests	(72)	(370)	(189)
Income taxes and non-controlling interests	(14)	(119)	(81)

Net loss	$(58)	$(251)	$(108)

Net loss was down $50 million from the first quarter of 2002, primarily due to the write-down of a preferred share investment in the first quarter of 2002, and lower losses related to the U.S. electronic banking operations in the quarter as a result of winding down these operations.

     Net loss was down $193 million from the prior quarter, which included an after-tax restructuring charge of $249 million, mainly related to the U.S. electronic banking operations, and expenses related to the events of September 11, 2001. Excluding these items, the net loss for the quarter was up $63 million from the prior quarter primarily due to the $27 million after-tax increase related to the stock appreciation rights component of stock-based compensation and interest income on a tax reassessment included in the prior quarter. In addition, during the quarter, CIBC entered into economic hedges that will reduce the impact of the volatility of stock appreciation rights going forward.

     The following table contains items that are included in net loss and, in management’s opinion, are unusual in nature.

Unusual items — Net loss

$ millions, for the	2003	2002	2002
three months ended	Jan. 31	Oct. 31	Jan. 31

Events of September 11, 2001	$—	$(7)	$—
Restructuring charge	—	(249)	—

	$—	$(256)	$—

Management of risk and balance sheet resources

CIBC’s approach to management of risk and balance sheet resources (including capital) has not changed significantly from that described on pages 55 to 68 of the 2002 Annual Report.

Management of credit risk

Gross impaired loans were $2.30 billion at the end of the quarter, up from $2.28 billion as at October 31, 2002 and up by $0.23 billion from the first quarter of 2002. The largest increase in gross impaired loans, as compared to October 31, 2002, was within the utilities sector followed by business services, with the largest decrease occurring within the telecommunications and cable sector. Gross impaired loans decreased $127 million in the U.S., increased $51 million in Canada and increased $105 million in other countries, all of which are in the European region, from the fourth quarter of 2002.

     Provision for credit losses for the quarter was $339 million, down from $540 million in the first quarter of 2002 and up from $280 million in the prior quarter. The quarterly business and government provision for credit losses was $204 million of which 52% related to the telecommunications and cable, and utilities sectors. Credit card losses represented 68% of the $135 million in the consumer provision for credit losses for the quarter.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $2.39 billion as at the end of the quarter, up $101 million from the end of the prior quarter and up $35 million from January 31, 2002. The increase in the total allowance is attributable to changes in the specific allowance.

     Allowance for credit losses exceeded gross impaired loans by $85 million at quarter-end, compared with $13 million as at October 31, 2002.

Management of market risk

The following table shows the quarter-end and average RMU (value-at-risk) in aggregate and by risk-type for CIBC’s combined trading activities for the quarter, the average RMU for 2002 and for the first quarter of 2002. Total risk declined during the quarter, with reductions concentrated in interest rate and equity risks. The average level of total risk is below that of the prior year. Daily trading revenue was positive for 91% of the days in the quarter, and trading losses did not exceed RMU for any day during the quarter.

10   CIBC First Quarter 2003

RMU BY RISK TYPE — TRADING PORTFOLIO

	2003	2003	2002	2002
$ millions	Q1 End	Q1 Average	Average	Q1 Average

Interest rate risk	4.08	4.92	8.47	10.22
Credit spread risk	5.60	5.99	5.79	5.98
Equity risk	7.06	7.85	8.34	9.07
Foreign exchange risk	0.32	0.40	0.76	0.94
Commodity risk	1.38	1.60	1.02	0.89
Diversification effect	(6.54)	(7.91)	(11.46)	(13.37)

Total risk	11.90	12.85	12.92	13.73

Management of liquidity risk

CIBC mitigates liquidity risk exposure through the maintenance of segregated term funded pools of higher quality liquid assets. These liquid assets may be sold or pledged as secured borrowings to provide a ready source of cash. Balance sheet liquid assets as at January 31, 2003 included cash of $0.9 billion, securities of $57.6 billion and deposits with banks of $8.3 billion. CIBC also had $18.2 billion of securities borrowed or purchased under resale agreements as at January 31, 2003. In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at January 31, 2003 totalled $31.4 billion.

     A broad base of retail and wholesale funding sources, diversified by customer, currency, type and geographical location, is used to meet consolidated liquidity needs. At January 31, 2003, Canadian dollar deposits from individuals totalled $62.4 billion.

Management of operational risk

In December 2001 and July 2002, the Risk Management Group of the Basel Committee on Banking Supervision issued papers on Sound Practices for the Management and Supervision of Operational Risk. During the quarter, CIBC implemented its enhanced operational risk measurement methodology as described under “Performance measurements.”

Management of balance sheet resources

CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Credit cards continued to grow, resulting in an increase of its balance sheet usage by 5% from October 31, 2002. Similarly, balance sheet usage by residential mortgages increased by 2% from October 31, 2002.

     CIBC continued to liberate resources from lower return businesses. Resources utilized by the non-core wholesale loan portfolio have been reduced by approximately 7% since October 31, 2002 through a combination of loan sales and maturities.

     Overall, CIBC’s balance sheet increased by $9.8 billion, to $283.1 billion, from October 31, 2002. Increases were largely driven by trading securities ($5.8 billion), securities borrowed or purchased under resale agreements ($2.2 billion), investment securities ($1.3 billion), residential mortgages ($1.1 billion), and derivative instruments market valuation ($2.3 billion). These increases were partially offset by reductions in business and government loans ($1.5 billion), and acceptances ($0.9 billion).

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $731 million. The unrealized gains in corporate equity related mainly to investments held in the merchant banking portfolio.

Management of capital resources

As at January 31, 2003, CIBC’s Tier 1 and total regulatory capital were $11.3 billion and $14.9 billion, respectively, compared with $11.0 billion and $14.3 billion at October 31, 2002. The Tier 1 and the total regulatory capital ratios were 9.0% and 11.9%, respectively, compared with 8.7% and 11.3% at October 31, 2002.

     In January 2003, CIBC issued $250 million of 5.75% non-cumulative Class A Preferred Shares Series 26. The proceeds of Series 26 and a portion of the proceeds of Series 25 (issued in April 2002), while structurally qualifying as Tier 1 capital, are being temporarily reported as Tier 2 capital because CIBC’s total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator. Also in January 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013. The proceeds of this issue will be added to CIBC’s Tier 2 capital.

     On January 31, 2003, CIBC announced its intention to redeem on March 4, 2003, all of its outstanding Variable Floating Rate Debentures due March 4, 2008, for 100% of their principal amount of $50 million, plus unpaid interest accrued to the redemption date.

     On January 9, 2002, CIBC began a normal course issuer bid to purchase up to 18 million common shares. The bid ended January 8, 2003. During the quarter, no common shares were repurchased. During the bid, 5,686,000 common shares were repurchased for an aggregate consideration of $313 million.

     Section 79(5) of the Bank Act prohibits CIBC from paying a dividend in any financial year without the approval of the Office of the Superintendent of Financial Institutions (OSFI) if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and its retained net income, as defined by OSFI, for the preceding two financial years.

     CIBC obtained approval of OSFI under section 79(5) to pay dividends on its common shares and Class A Preferred Shares on January 28, 2003 for the quarter ended January 31, 2003 and on April 28, 2003 for the quarter ending April 30, 2003.

CIBC First Quarter 2003   11

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	2003	2002	2002
Unaudited, $ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31(1)

Interest income
Loans	$2,169	$2,261	$2,195
Securities	630	694	735
Deposits with banks	40	47	65

	2,839	3,002	2,995

Interest expense
Deposits and other liabilities	1,390	1,522	1,492
Subordinated indebtedness	51	54	59

	1,441	1,576	1,551

Net interest income	1,398	1,426	1,444
Provision for credit losses	339	280	540

	1,059	1,146	904

Non-interest income
Fees for services
Underwriting	179	101	198
Deposit	159	162	143
Credit	102	96	103
Card	92	87	83
Investment management and custodial	103	122	120
Mutual funds	136	141	113
Insurance	40	39	30

	811	748	790
Commissions on securities transactions	266	271	289
Trading activities	194	25	187
Investment securities gains (losses), net	24	(334)	110
Income from securitized assets	40	47	45
Other	346	308	182

	1,681	1,065	1,603

	2,740	2,211	2,507

Non-interest expenses
Employee compensation and benefits	1,251	1,074	1,355
Occupancy costs	142	192	166
Computer and office equipment	279	278	215
Communications	109	123	98
Advertising and business development	46	89	59
Professional fees	55	87	63
Business and capital taxes	29	28	30
Restructuring charge (Note 6)	—	514	—
Events of September 11, 2001	—	12	—
Other	182	276	175

	2,093	2,673	2,161

Income (loss) before income taxes and non-controlling interests	647	(462)	346
Income taxes	200	(378)	13

	447	(84)	333
Non-controlling interests in net income of subsidiaries	2	16	—

Net income (loss)	$445	$(100)	$333

Earnings (loss) per share (in dollars) (Note 8) — Basic	$1.12	$(0.40)	$0.82
— Diluted	$1.11	$(0.40)	$0.82
Dividends per common share (in dollars)	$0.41	$0.41	$0.37

(1)	Certain comparative figures have been restated resulting from the adoption of the Canadian Institute of Chartered Accountants’ (CICA) Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments” in 2002.

The accompanying notes are an integral part of the interim consolidated financial statements.

12   CIBC First Quarter 2003

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED BALANCE SHEETS

	2003	2002
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash resources
Cash and non-interest bearing deposits with banks	$1,361	$1,300
Interest-bearing deposits with banks	7,800	8,212

	9,161	9,512

Securities
Securities held for investment	21,843	20,583
Securities held for trading	50,456	44,628
Loan substitute securities	81	81

	72,380	65,292

Loans
Residential mortgages	67,721	66,612
Personal and credit card loans	30,805	30,784
Business and government loans	40,508	41,961
Securities borrowed or purchased under resale agreements	18,248	16,020
Allowance for credit losses	(2,389)	(2,288)

	154,893	153,089

Other
Derivative instruments market valuation	26,984	24,717
Customers’ liability under acceptances	5,980	6,848
Land, buildings and equipment	2,089	2,247
Goodwill	1,074	1,078
Other intangible assets	279	297
Other assets	10,214	10,213

	46,620	45,400

	$283,054	$273,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Individuals	$67,843	$67,975
Businesses and governments	115,501	117,986
Banks	14,938	10,669

	198,282	196,630

Other
Derivative instruments market valuation	26,004	24,794
Acceptances	6,010	6,878
Obligations related to securities sold short	11,938	8,436
Obligations related to securities lent or sold under repurchase agreements	12,595	9,615
Other liabilities	11,562	10,980

	68,109	60,703

Subordinated indebtedness (Note 4)	3,841	3,627

Shareholders’ equity
Preferred shares (Note 5)	3,326	3,088
Common shares (Note 5)	2,842	2,842
Contributed surplus	33	26
Retained earnings	6,621	6,377

	12,822	12,333

	$283,054	$273,293

The accompanying notes are an integral part of the interim consolidated financial statements.

CIBC First Quarter 2003   13

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	2003	2002	2002
Unaudited, $ millions, as at or for the three months ended	Jan. 31	Oct. 31	Jan. 31(1)

Preferred shares
Balance at beginning of period	$3,088	$3,097	$2,299
Issue of preferred shares	250	—	400
Translation adjustment on foreign currency preferred shares	(12)	(9)	(1)

Balance at end of period	$3,326	$3,088	$2,698

Common shares
Balance at beginning of period	$2,842	$2,830	$2,827
Issue of common shares	—	12	16
Purchase of common shares for cancellation	—	—	(7)

Balance at end of period	$2,842	$2,842	$2,836

Contributed surplus
Balance at beginning of period	$26	$21	$—
Stock option expense	7	5	6

Balance at end of period	$33	$26	$6

Retained earnings
Balance at beginning of period, as previously reported	$6,377	$6,640	$6,774
Adjustment for change in accounting policy	—	—	(42)

Balance at beginning of period, as restated	6,377	6,640	6,732
Net income (loss)	445	(100)	333
Dividends
Preferred	(44)	(44)	(32)
Common	(147)	(147)	(135)
Premium on purchase of common shares	—	—	(46)
Foreign currency translation adjustment, net of income taxes(2)	(5)	18	8
Other	(5)	10	(9)

Balance at end of period	$6,621	$6,377	$6,851

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.

(2)	The cumulative balance in the foreign currency translation account is $37 million (October 31, 2002: $42 million; January 31, 2002: $48 million).

The accompanying notes are an integral part of the interim consolidated financial statements.

14   CIBC First Quarter 2003

CIBC INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2002
Unaudited, $ millions, as at or for the three months ended	Jan. 31	Oct. 31	Jan. 31 (1)

Cash flows provided by (used in) operating activities
Net income (loss)	$445	$(100)	$333
Adjustments to determine net cash flows:
Provision for credit losses	339	280	540
Amortization of buildings, furniture, equipment and leasehold improvements	70	84	80
Amortization of intangible assets	4	8	9
Restructuring charge, net of cash payments	(229)	484	(51)
Future income taxes	11	(765)	(247)
Investment securities (gains) losses, net	(24)	334	(110)
Accrued interest receivable	350	(113)	263
Accrued interest payable	(87)	(68)	67
Net change in securities held for trading	(5,828)	13,252	(3,305)
Gains on divestitures	(48)	(190)	—
Gains on disposal of land, buildings and equipment	—	(1)	(8)
Current income taxes	94	450	101
Insurance proceeds received	20	—	51
Other, net	(1,049)	504	(719)

	(5,932)	14,159	(2,996)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	1,652	(17,940)	8,119
Obligations related to securities sold short	3,502	(2,906)	2,013
Net obligations related to securities lent or sold under repurchase agreements	2,980	(10,496)	(3,770)
Issue of subordinated indebtedness	250	—	—
Repurchase/redemption of subordinated indebtedness	(3)	(210)	—
Issue of preferred shares	250	—	400
Issue of common shares	—	12	16
Purchase of common shares for cancellation	—	—	(53)
Dividends	(191)	(191)	(167)
Other, net	248	(785)	660

	8,688	(32,516)	7,218

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	412	2,895	458
Loans, net of repayments	(989)	25	(1,698)
Proceeds from securitizations	1,074	596	—
Purchase of securities held for investment	(5,819)	(4,620)	(7,926)
Proceeds on sale of securities held for investment	4,840	10,727	9,242
Net securities borrowed or purchased under resale agreements	(2,228)	7,825	(3,786)
Net cash paid for acquisitions	—	—	(655)
Net proceeds from divestitures	181	—	—
Purchase of land, buildings and equipment	(120)	163	(130)
Proceeds from disposal of land, buildings and equipment	—	5	—

	(2,649)	17,616	(4,495)

Effect of exchange rate changes on cash and cash equivalents	(15)	(10)	(1)

Net increase (decrease) in cash and cash equivalents during period	92	(751)	(274)
Cash and cash equivalents at beginning of period	958	1,709	1,487

Cash and cash equivalents at end of period	$1,050	$958	$1,213

Represented by:
Cash and non-interest-bearing deposits with banks	$1,361	$1,300	$1,384
Cheques and other items in transit, net	(311)	(342)	(171)

Cash and cash equivalents at end of period	$1,050	$958	$1,213

Cash interest paid	$1,528	$1,644	$1,485
Cash income taxes paid	$95	$65	$178

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.

The accompanying notes are an integral part of the interim consolidated financial statements.

CIBC First Quarter 2003   15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies

The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions, Canada (OSFI).

     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2002. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out on pages 74 to 118 of the 2002 Annual Report.

2.	Dispositions

A.	In December 2002, CIBC signed an agreement with Fahnestock Viner Holdings Inc. (Fahnestock) to sell its Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million. Total consideration consists of cash of $26 million, debentures of $245 million and a promissory note of $83 million. CIBC may acquire, under certain circumstances, upon exchange of the debentures, non-voting shares of Fahnestock representing an interest of approximately 35% as at January 31, 2003.

Concurrent with entering into the sale with Fahnestock, CIBC initiated a restructuring plan to exit the support activities of its Oppenheimer private client and asset management businesses. The restructuring plan includes staff reductions, premises reconfiguration and termination of contracts and it is expected to be completed by the end of 2003.

The sale was substantially completed in early January 2003, and 619 financial consultants joined Fahnestock. CIBC recognized a net pre-tax gain of $52 million in other non-interest income. The net gain reflects disposition of net assets of $131 million, write-down of assets of $23 million, pension curtailment loss and other costs of $22 million, restructuring charges of $89 million and deferred transition service revenue of $37 million. The restructuring charges included $40 million in employee termination benefits and $49 million in contract termination costs.

As part of the transaction, certain client assets related to the asset management business will be transferred to Fahnestock at a later date subject to regulatory approval. The transfer is expected to be completed by the end of the second quarter of 2003.

In addition, CIBC entered into a transition service agreement with Fahnestock to provide certain support services through the conversion period that is expected to be completed no later than the end of May 2003. Deferred transition service revenue of $37 million will be recognized into income over the period the transition services are provided.

B.	On October 11, 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations, which was named FirstCaribbean International Bank LimitedTM (FirstCaribbean). During the quarter, the rights issue available to the public shareholders of FirstCaribbean closed. There was no material impact to CIBC’s equity interest.

C.	On September 17, 2002, CIBC signed an agreement with Hewlett-Packard (Canada) Co. (HP) to sell CIBC’s 51% interest in INTRIA-HP Corporation (IHP), a technology outsourcing company, and other related assets. The transaction closed on November 1, 2002, and the impact of the sale was not significant in the quarter. In addition, CIBC entered into a seven-year outsourcing agreement with HP to provide CIBC with comprehensive information technology services valued at approximately $2 billion, beginning on November 1, 2002.

3.	Securitization

During the quarter, CIBC securitized $653 million of government-guaranteed residential mortgage loans through the creation of mortgage-backed securities, and subsequently sold $702 million, including those securities and unsold mortgage-backed securities previously created. CIBC received net cash proceeds of $700 million and retained the rights to future excess interest on the residential mortgages valued at $21 million. A pre-tax gain on sale, net of transaction costs, of $10 million was recognized as other non-interest income in the interim consolidated statements of income. CIBC retained responsibility for servicing the mortgages and recognizes revenue for servicing as these services are provided. The key assumptions used to value the sold and retained interests include a pre-payment rate of 12% and discount rates of 4.2% to 5.5%. There are no expected credit losses as the mortgages are government guaranteed.

     During the quarter, CIBC sold $374 million of credit card receivables through a securitization transaction. The impact of the transaction was not significant. In addition, CIBC retained the servicing responsibilities for its credit card securitization and recognizes revenue for servicing as these services are provided.

16   CIBC First Quarter 2003

4.	Subordinated Indebtedness

On January 20, 2003, CIBC issued $250 million aggregate principal amount of 4.75% subordinated indebtedness due January 21, 2013.

     On January 31, 2003, CIBC announced its intention to redeem on March 4, 2003, all of its outstanding Variable Floating Rate Debentures due March 4, 2008, for 100% of their principal amount of $50 million, plus unpaid interest accrued to the redemption date.

5.	Share Capital

On January 29, 2003, CIBC issued 10 million 5.75% noncumulative Class A Preferred Shares Series 26, at a price of $25.00 per share, representing an aggregate principal amount of $250 million.

OUTSTANDING SHARES

Unaudited, as at	Jan. 31, 2003	Oct. 31, 2002

Class A Preferred Shares (1)
Fixed-rate shares entitled to non-cumulative dividends
Series 14	8,000,000	8,000,000
Series 15	12,000,000	12,000,000
Series 16	5,500,000	5,500,000
Series 17	6,500,000	6,500,000
Series 18	12,000,000	12,000,000
Series 19	8,000,000	8,000,000
Series 20	4,000,000	4,000,000
Series 21	8,000,000	8,000,000
Series 22	4,000,000	4,000,000
Series 23	16,000,000	16,000,000
Series 24	16,000,000	16,000,000
Series 25	16,000,000	16,000,000
Series 26	10,000,000	—

Common shares	359,246,494	359,064,369

Stock options outstanding	21,276,013	19,942,954

(1)	The rights and privileges of Class A Preferred Shares Series 14-25 are described in Note 13 to the consolidated financial statements for the year ended October 31, 2002. Series 26 has the same rights and privileges as Series 24 and 25.

Restrictions on the Payment of Dividends

Section 79(5) of the Bank Act prohibits CIBC from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and its retained net income, as defined by OSFI, for the preceding two financial years.

     CIBC obtained approval of OSFI under section 79(5) to pay dividends on its common shares and Class A Preferred Shares on January 28, 2003 for the quarter ended January 31, 2003 and on April 28, 2003 for the quarter ending April 30, 2003.

6.	Restructuring

In the fourth quarter of 2002, a restructuring charge of $508 million was included in non-interest expenses in the consolidated statements of income.

     Significant actions taken in the quarter under this restructuring program include the following:

•	CIBC Retail Markets reduced staff, wound down the bizSmart operations and commenced reconfiguration of the branch network.

•	CIBC World Markets reduced staff levels in the U.S., Asian, European and commercial banking businesses.

•	Corporate and Other — operations and systems development support is in the process of being rationalized to align their cost structures with current market conditions in the businesses they support.

The U.S. electronic banking business has settled certain contracts, including contracts with the major U.S. banking alliances, and significantly reduced staff levels.

     Approximately 1,200 positions were eliminated in the quarter. At program inception, planned employee reductions through restructuring were approximately 2,700 positions.

     The actions under this restructuring program will be substantially completed by the fourth quarter of 2003.

     The status of the restructuring provision is as follows:

CIBC First Quarter 2003   17

RESTRUCTURING PROVISION

	As at or for the three months				As at or for the three months
Unaudited, $ millions	ended January 31, 2003				ended October 31, 2002

		Contract				Contract
	Termination	termination			Termination	termination
	benefits	costs	Other	Total	benefits	costs	Other	Total

Balance at beginning of period	$194	$185	$73	$452	$81	$—	$22	$103
Restructuring charge	—	—	—	—	140	185	183	508
Change in estimate	—	—	—	—	6	—	—	6
Cash payments	(66)	(147)	(16)	(229)	(33)	—	3	(30)
Non-cash items	—	—	—	—	—	—	(135)	(135)

Balance at end of period	$128	$38	$57	$223	$194	$185	$73	$452

7.	Events of September 11, 2001

CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. During the quarter, CIBC decided to reconfigure its temporary midtown Manhattan premises in conjunction with the Oppenheimer sale, and recognized $40 million as part of the total contract termination costs as described in Note 2. Negotiations are continuing towards a final settlement of the insurance claims relating to the events of September 11, 2001. During the quarter, a business interruption insurance claim was settled for $20 million, and was recorded in other non-interest income.

8.	Earnings Per Share (EPS)

	2003	2002	2002
Unaudited, $ millions (except per share amounts), for the three months ended	Jan. 31	Oct. 31	Jan. 31(1)

Basic EPS
Net income (loss)	$445	$(100)	$333
Preferred share dividends and premiums	(44)	(44)	(34)

Net income (loss) applicable to common shares	$401	$(144)	$299

Weighted-average common shares outstanding (thousands)	359,131	359,057	363,386

Per share	$1.12	$(0.40)	$0.82

Diluted EPS(2)
Net income (loss) applicable to common shares	$401	$(144)	$299

Weighted-average common shares outstanding (thousands)	359,131	359,057	363,386

Add: number of incremental shares (thousands)	1,275	1,153	3,652

Weighted-average diluted common shares outstanding (thousands)	360,406	360,210	367,038

Per share	$1.11	$(0.40)	$0.82

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.

(2)	The computation of diluted EPS excludes average options outstanding of 5,714,293 with a weighted-average exercise price of $51.46; average options outstanding of 5,991,665 with a weighted-average exercise price of $51.58; and average options outstanding of 1,743,481 with a weighted-average exercise price of $55.10 for the three months ended January 31, 2003, October 31, 2002 and January 31, 2002, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded from the computation are average options outstanding of 578,889 with a weighted-average exercise price of $37.60; average options outstanding of 578,889 with a weighted-average exercise price of $37.60; and average options outstanding of 607,926 with a weighted-average exercise price of $37.60 for the three months ended January 31, 2003, October 31, 2002 and January 31, 2002, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

9.	Segmented Information

During the quarter, CIBC realigned its management structure into three business lines, CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. CIBC has included the Amicus operations in Canada with CIBC Retail Markets-other and in view of the decision to close the U.S. electronic banking operations, these operations are now reported under Corporate and Other.

     During the quarter, CIBC realigned the lending products business within CIBC Retail Markets by allocating all revenue, expenses (including loan losses) and balance sheet resources to customer segments included in the three business lines in an effort to better align customer segment revenue with their risk adjusted financial performance. Previously, lending products was a separately disclosed business.

     Prior period segmented financial information has been reclassified to reflect these changes.

18   CIBC First Quarter 2003

     CIBC’s Manufacturer/Customer Segment/Distributor Management Model is used to measure and report the results of operations of the three business lines. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue and expenses relating to certain activities, such as the payments and lending products businesses, included in CIBC Retail Markets, are fully allocated to other business lines.

     CIBC’s business lines are supported by four functional groups — Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes the U.S. electronic banking operations, Juniper Financial Corp. (previously included in CIBC World Markets), CIBC Mellon, debentures related to the Oppenheimer sale and other revenue, expense and balance sheet items not directly attributable to the business lines.

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
Unaudited, $ millions, for the three months ended		Markets	Management	Markets	and Other	Total

Jan. 31, 2003	Net interest income (TEB)(1)	$970	$157	$276	$23	$1,426
	Non-interest income	392	478	716	95	1,681
	Intersegment revenue(2)	(158)	103	57	(2)	—

	Total revenue (TEB)(1)	1,204	738	1,049	116	3,107
	Provision for credit losses	138	3	192	6	339
	Non-interest expenses	708	546	657	182	2,093

	Income (loss) before taxes and non-controlling interests	358	189	200	(72)	675
	Income taxes	105	68	70	(15)	228
	Non-controlling interests	—	—	1	1	2

	Net income (loss)	$253	$121	$129	$(58)	$445

	Average assets(3)	$144,803	$33,189	$110,668	$1,016	$289,676

Oct. 31, 2002	Net interest income (TEB)(1)	$951	$156	$245	$105	$1,457
	Non-interest income	607	410	3	45	1,065
	Intersegment revenue(2)	(162)	107	56	(1)	—

	Total revenue (TEB)(1)	1,396	673	304	149	2,522
	Provision for credit losses	70	2	207	1	280
	Non-interest expenses	862	621	672	518	2,673

	Income (loss) before taxes and non-controlling interests	464	50	(575)	(370)	(431)
	Income taxes	83	13	(310)	(133)	(347)
	Non-controlling interests	2	—	—	14	16

	Net income (loss)	$379	$37	$(265)	$(251)	$(100)

	Average assets(3)	$148,767	$34,864	$113,291	$1,252	$298,174

Jan. 31, 2002	Net interest income (TEB)(1)	$1,035	$166	$214	$60	$1,475
	Non-interest income	336	426	912	(71)	1,603
	Intersegment revenue(2)	(157)	107	50	—	—

	Total revenue (TEB)(1)	1,214	699	1,176	(11)	3,078
	Provision for credit losses	141	3	393	3	540
	Non-interest expenses	722	604	660	175	2,161

	Income (loss) before taxes and non-controlling interests	351	92	123	(189)	377
	Income taxes	111	28	(11)	(84)	44
	Non-controlling interests	5	—	(8)	3	—

	Net income (loss)	$235	$64	$142	$(108)	$333

	Average assets(3)	$144,680	$29,171	$113,170	$241	$287,262

Refer to the accompanying footnotes.

CIBC First Quarter 2003   19

Footnotes

(1)	Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is significantly lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes. This is the measure reviewed by CIBC’s management.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by CIBC’s management. Beginning November 1, 2002, average assets of the U.S. electronic banking operations, Juniper Financial Corp., CIBC Mellon, debentures relating to the Oppenheimer sale and other average assets not directly attributable to specific business lines are not allocated to the business lines.

10. Prior Period Information

Certain prior period amounts have been reclassified to conform to the presentation in the current period.

20   CIBC First Quarter 2003

FIRST QUARTER FINANCIAL HIGHLIGHTS

	2003	2002	2002
Unaudited, as at or for the three months ended	Jan. 31	Oct. 31	Jan. 31(1)

COMMON SHARE INFORMATION
Per share — basic earnings (loss)	$1.12	$(0.40)	$0.82
— diluted earnings (loss)	$1.11	$(0.40)	$0.82
— dividends	$0.41	$0.41	$0.37
— book value	$26.43	$25.75	$26.71
Share price — high	$45.75	$44.57	$56.60
— low	$39.50	$34.26	$50.45
— closing	$43.55	$38.75	$54.45
Shares outstanding (thousands)
— average basic	359,131	359,057	363,386
— average diluted	360,406	360,210	367,038
— end of period	359,246	359,064	362,866
Market capitalization ($ millions)	$15,645	$13,914	$19,758

VALUE MEASURES
Price to earnings multiple (12 month trailing)	26.6	28.9	14.7
Dividend yield (based on closing share price)	3.7%	4.2%	2.7%
Dividend payout ratio	36.7%	> 100%	44.7%
Market value to book value ratio	1.65	1.50	2.04

FINANCIAL RESULTS ($ millions)
Total revenue on a taxable equivalent basis (TEB)(2)	$3,107	$2,522	$3,078
Provision for credit losses	339	280	540
Non-interest expenses	2,093	2,673	2,161
Net income (loss)	445	(100)	333

FINANCIAL MEASURES
Efficiency ratio	67.4%	106.0%	70.2%
Return on common equity	16.8%	(6.0)%	12.4%
Ratio of retail/wholesale economic capital(3)	55%/45%	48%/52%	51%/49%
Net interest margin (TEB)(2)	1.95%	1.94%	2.04%
Net interest margin on average interest earning assets (TEB)(2)(4)	2.32%	2.29%	2.40%
Return on average assets	0.61%	(0.13)%	0.46%
Return on average interest earning assets(4)	0.72%	(0.16)%	0.54%
Regular workforce headcount	38,546	42,552	44,793

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash resources and securities	$81,541	$74,804	$87,641
Loans and acceptances	160,873	159,937	168,126
Total assets	283,054	273,293	291,294
Deposits	198,282	196,630	202,471
Common shareholders’ equity	9,496	9,245	9,693
Average assets	289,676	298,174	287,262
Average interest earning assets(4)	243,704	251,883	243,411
Average common shareholders’ equity	9,451	9,487	9,653
Assets under administration	693,500	729,400	737,500

BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets	7.6%	7.3%	7.5%
Risk-weighted assets ($ billions)	$124.9	$126.5	$129.1
Tier 1 capital ratio	9.0%	8.7%	9.0%
Total capital ratio	11.9%	11.3%	12.1%
Net impaired loans after general allowance ($ millions)	$(85)	$(13)	$(284)
Net impaired loans to net loans and acceptances	(0.05)%	(0.01)%	(0.17)%

(1)	Certain comparative figures have been restated resulting from the adoption of the CICA Handbook section 3870 in 2002.

(2)	Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes.

(3)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking.

(4)	During the first quarter of 2003, average interest earning assets were redefined to include only interest-bearing deposits with banks, securities and loans. Prior period information has been restated.

CIBC First Quarter 2003   21

TO REACH US:

Corporate Secretary: Shareholders may call (416) 980-3096, fax (416) 980-7012, or e-mail: paul.fisher @cibc.com.

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028, or e-mail: alison.rampersad@cibc.com.

Corporate Communications: Financial, business and trade media may call (416) 980-4523, fax (416) 363-5347, or e-mail: emily.pang@cibc.com.

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at the Investor Relations area of the CIBC website at www.cibc.com.

Earnings Conference Call: CIBC’s first quarter results conference call with analysts and investors will take place on Thursday, February 27, 2003 at 3:30 p.m. EST. The call may be accessed by dialing (416) 641-6700 in Toronto, or toll-free 1-800-396-0424 throughout the rest of North America.

A telephone replay of the conference call will be available from approximately 6:00 p.m. (EST) on February 27, 2003 until midnight March 13, 2003. To access the replay, call 1-800-558-5253, reservation #21120420.

Webcast: A live webcast of CIBC’s first quarter results conference call will take place on Thursday, February 27, 2003 at 3:30 p.m. (EST). To access the webcast, visit the Investor Relations area of CIBC’s website at www.cibc.com. An archived version of the webcast will also be available following the call on www.cibc.com.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.ca.

SHAREHOLDERS INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact the Corporate Secretary at (416) 980-3096, or fax (416) 980-7012.

PRICE OF COMMON SHARES PURCHASED UNDER THE
SHAREHOLDER INVESTMENT PLAN

Dates	Share purchase	Dividend reinvestment &
purchased	option	stock dividend options

Nov 1/02	$38.95
Dec 2/02	$42.75
Jan 2/03	$43.95
Jan 28/03		$43.25

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com